Exhibit 8.2

ROBINSON, DISS AND CLOWDUS, P.C. ATTORNEYS AT LAW
Richard B. Robinson Fred J. Diss patricia l. clowdus justin l. mills ashley l. thompson	3200 CHERRY CREEK SOUTH DRIVE, #340 DENVER, COLORADO 80209-2502 TELEPHONE (303) 861-4154 FACSIMILE (303) 860-8654 www.lektax.com EMAIL: jlmills@lektax.com	BARBARA M. MOORE LEGAL ASSISTANT ELIZABETH A. ROBERTSON LEGAL ASSISTANT

January 20, 2022

MPB BHC, Inc.

4686 E. Van Buren Street Suite 150

Phoenix, AZ 85008

Re:	Opinion Regarding Material U.S. Federal Income Tax Matters of the Merger of MPB BHC, Inc. into Alerus Financial Corporation

Gentlemen and Ladies:

We have been engaged by MPB BHC, Inc., an Arizona corporation (“MPB”), as tax counsel to render an opinion solely regarding the material U.S. federal income tax matters of the proposed merger (the “Merger”) of MPB into Alerus Financial Corporation, a Delaware corporation (“Alerus”), with Alerus surviving the transaction as set forth in the Agreement and Plan of Merger between Alerus and MPB dated December 8, 2021 (the “Plan of Merger”). This opinion is being rendered in connection with the registration statement on Form S-4 filed by Alerus relating to the Merger (the “Registration Statement”). For this purpose, material tax matters are set forth in the numbered paragraphs hereof.

In preparing this opinion we have reviewed and examined: (i) the Plan of Merger; (ii) the Bylaws of MPB; (iii) the Registration Statement; (iv) the Metro Phoenix Bank, Inc. 2007 Stock Option Plan; and (v) the Officer’s Representation Letters dated January 20, 2022 prepared by MPB and Alerus, respectively (the “Representation Letters”) (collectively the “Reviewed Documents”).

The opinions expressed in this letter are based solely on the facts, representations and ancillary legal conclusions contained in the Reviewed Documents or otherwise provided to us and described in this letter. We are expressly relying on these facts, representations and ancillary legal conclusions in rendering this opinion. We have made no independent investigation as to the accuracy of these facts, documents, representations, legal conclusions or Reviewed Documents. While there does not appear to be any reason for us to question the accuracy of these facts, documents or representations, you should be aware that to the extent any of them differ in any material way from that described in this letter, our opinion may not be applicable. We have further assumed that each of the Reviewed Documents and all other documents necessary to consummate the Merger have been or will be duly authorized and executed in the form as examined by us and will be binding upon all parties thereto. In providing our opinion we have assumed that the Merger as set forth in the Plan of Merger will be consummated in accordance with the provisions thereof and as described in the Registration Statement and that all of the information, facts, statements, representations and covenants set forth in the Plan of Merger, the Registration Statement and other Reviewed Documents are true, complete and correct in all respects and will remain true, complete and correct in all respects at all times up to and including the effective time of the transaction.

ROBINSON, DISS AND CLOWDUS, P.C.

MPB

The opinions expressed herein are based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, Internal Revenue Service administrative decisions and case law, as of the date of this opinion letter. These authorities may be amended or revoked at any time, and any such changes may be applied retroactively. We assume no obligation to update or modify this opinion letter to reflect any developments that occur after the date of this letter. For this purpose, developments include any changes in the applicable authorities or facts described in the Reviewed Documents. All references to “Treas. Reg.” refer to the Treasury Regulations issued under the Code. All capitalized terms not otherwise defined herein shall have the same meaning as set forth in the Plan of Merger. Based on the foregoing and subject to the qualifications set forth in this letter, it is our opinion that:

1.            The Plan of Merger and the transaction set forth therein will constitute a “plan of reorganization” within the meaning of Treas. Reg. §1.368-2(g).

2.            MPB and Alerus are each a party to the reorganization within the meaning of Code §368(b).

3.            The Merger as set forth in the Plan of Merger is a reorganization within the meaning of Code §368(a).

4.            The shareholders of MPB will not recognize any taxable gain from the exchange of their shares of MPB common stock for shares of Alerus common stock under Code §354(a)(1), except to the extent of any cash received in lieu of fractional shares of Alerus common stock.

5.            A MPB shareholder who receives cash instead of a fractional share of Alerus common stock will be treated as having received the fractional share of Alerus common stock pursuant to the Merger and then as having exchanged the fractional share of Alerus common stock for cash in a redemption by Alerus. Any gain or loss realized on the exchange will qualify for capital gain or loss treatment provided that such Alerus common share is a capital asset in the hands of the MPB shareholder. Such capital gain will be classified as long-term capital gain if the shareholder held the shares of MPB common stock surrendered therefor for more than one year.

ROBINSON, DISS AND CLOWDUS, P.C.

MPB

6.            The MPB shareholders will have a basis in their Alerus common stock equal to their basis in the MPB common stock exchanged therefor under Code §358(a).

7.            The holding period of MPB shareholders with respect to the Alerus common stock received in the Merger will include the period for which they held the MPB common stock exchanged therefor under Code §1223.

8.            The description of the legal conclusions in the Registration Statement under the caption “Material U.S. federal income tax consequences” are correct in all material respects.

We express no opinion on any issue or matter relating to the tax consequences of the Merger or transactions contemplated by the Plan of Merger or Registration Statement other than as set forth in the numbered paragraphs hereof. We express no opinion of the Merger under any other provision of the Internal Revenue Code or any state, local or international statute, regulation or rule regarding taxation. We believe that, if the matter were examined by the Internal Revenue Service or a court based upon the facts described herein and the authorities in effect as of the date of this opinion letter, it would be decided in the manner set forth in this opinion. However, it must be emphasized that a legal opinion merely represents our view as to the current status of the law and the conclusions a court would be most likely to reach if it were to decide the issue. A legal opinion is not binding on the parties, Internal Revenue Service or the courts, nor can it be interpreted as a guarantee of the outcome if the facts should be litigated. Neither Alerus nor MPB has sought any ruling regarding the Merger from the Internal Revenue Service or any other taxing authority. We express no opinion as to whether the discussion contained in the Registration Statement under the caption “Material U.S. federal income tax consequences” addresses all of the United States federal income tax consequences of the Merger that may be applicable to MPB or Alerus or the holders of their common stock or options.

We are furnishing this opinion solely in connection with the filing of the Registration Statement. We hereby consent to the reference to our opinion in the Registration Statement, to the filing of this letter as an exhibit to the Registration Statement and to the references therein to us. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Sincerely,

/s/ Justin L. Mills, Esq.

ROBINSON, DISS & CLOWDUS, P.C.